Exhibit 99.27

QUALIFICATION CERTIFICATE

VIA SEDAR

To:       British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Ontario Securities Commission

Financial and Consumer Services Commission (New Brunswick) Nova Scotia Securities Commission

Superintendent of Securities, Justice and Public Safety, Prince Edward Island

Service NL, Financial Services Regulation Division

Re:       Red White & Bloom Brands Inc. (the “Company”)

Preliminary short form prospectus dated August 25, 2020 (the “Preliminary Prospectus”)

This certificate is being delivered pursuant to sections 2.1 and 4.1 of National Instrument 44-101 – Short

Form Prospectus Distributions (“NI 44-101”).

The Company is relying on the qualification criteria set out in section 2.2 of NI 44-101 in order to be qualified to file a prospectus in the form of a short form prospectus and the undersigned officer of the Company hereby certifies, for and on behalf of the Company and not in his personal capacity, that:

(a)        the Company has satisfied all of the qualification criteria set forth in section 2.2 of NI 44-

101; and

(b)        all of the material incorporated by reference in the Preliminary Prospectus and not previously filed is being filed with the Preliminary Prospectus.

DATED this 25th day of August, 2020.

RED WHITE & BLOOM BRANDS INC.

Per:   /s/ “Brad Rogers”

Brad Rogers

Chief Executive Officer and Director